Exhibit 3.1

ARTICLES OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

AMERICAN ELECTRIC TECHNOLOGIES, INC.

(Document Number P96000086882)

*    *    *

Pursuant to the provisions of Section 507.1006 of the Florida Business Corporation Act, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation.

FIRST:    The name of the Corporation is American Electric Technologies, Inc.

SECOND: Section 4(a)(i) of the Articles of Amendment of Articles of Restatement of Articles of Incorporation filed with the Florida Secretary of State on April 30, 2012 is hereby amended to read as follows:

(i)     Optional Conversion. Each holder of Series A Preferred Stock shall have the right to convert, at any time and from time to time, and without the payment of additional consideration by the holder thereof, any or all of such holder’s shares of Series A Preferred Stock into such number of fully paid and nonassessable shares of Common Stock equal to the product of (A) the number of shares of Series A Preferred Stock being so converted and (B) the quotient of the Liquidation Preference divided by the Conversion Price (as defined below) in effect at the time of conversion, with such adjustment or cash payment for fractional shares as set forth pursuant to Section 4(g). The “Conversion Price” shall initially be $2.26, subject to adjustment as provided in Section 4(c).

This amendment was duly adopted by the Board of Directors without shareholder action and shareholder action was not required.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of August 10, 2017.

AMERICAN ELECTRIC TECHNOLOGIES, INC.

By:	/s/ Charles M. Dauber
Charles M. Dauber, President